March 12, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Stephen Krikorian
Melissa Walsh
Jan Woo
Bernie Nolan

Re:	Dropbox, Inc.
Registration Statement on Form S-1
Filed February 23, 2018
File No. 333-223182

Ladies and Gentlemen:

On behalf of our client, Dropbox, Inc. (“Dropbox” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 7, 2018, relating to the above referenced Registration Statement on Form S-1 filed with the Commission on February 23, 2018 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version filed on February 23, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on February 23, 2018), all page references herein correspond to Amendment No. 1.

Securities and Exchange Commission

March 12, 2018

General

1.	You state that the restricted stock awards granted to your co-founders in December 2017 have voting rights but will be excluded from the Class A common stock issued and outstanding until the satisfaction of the related vesting conditions. Please provide a detailed analysis as to how voting rights attach to the Co-Founder Grants when they are not considered to be issued and outstanding until the satisfaction of the vesting conditions. As part of your response, please address the following:

•	disclose how the Co-Founder Grants will be counted for purposes of votes based on the shares issued and outstanding; and

•	disclose how the voting rights will be exercised by the co-founders in light of the fact that the shares will be held in escrow until certain conditions are met.

The Company respectfully confirms that the shares of Class A common stock subject to restricted stock awards granted to its co-founders in December 2017 (the “Co-Founder Grants”) are legally issued and outstanding shares of Class A common stock. As a result, the Company’s co-founders have certain stockholder rights with respect to the Co-Founder Grants, such as the right to vote the shares, until the termination of the award, even if the vesting conditions have not been met or are not expected to be met. As a result, the voting power of the Co-Founder Grants will be relevant to all votes of the Class A common stock and common stock generally. The Company has revised the disclosure on pages 10, 39, 87, 147, 172, and F-28 accordingly. The Company further confirms that, pursuant to Section 3(e) of the Restricted Stock Award Agreements governing the Co-Founder Grants, the co-founders have certain stockholder rights with respect to such shares while they are held in escrow, including the right to vote such shares.

2.	Please add a separate risk factor that discusses the consequences of the co-founders’ ability to vote based on the 22.1 million shares of Class A common stock granted to them as restricted stock awards. As an example, disclose that the co-founders will have the ability to significantly influence any separate class vote of the Class A shareholders. As a further example, disclose that the co-founders may vote based on the shares of Class A common stock that have not yet vested and may not ever vest if certain conditions are not met.

The Company respectfully advises the Staff that it has revised the disclosure on page 40 to address the Staff’s comment.

Risk Factors

Risks Related to Ownership of Our Class A Common Stock

Securities and Exchange Commission

March 12, 2018

“The multi-class structure of our common stock will have the effect . . . ,” page 38

3.	You state that the shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer “other than with respect to certain estate planning transfers and transfers between your co-founders.” Please clarify the scope of this exception. Explain the circumstances under which estate planning transfers may occur without automatic conversion of the shares and the parties to whom the shares may be transferred, including whether shares of one co-founder may be transferred upon his death or total disability to the other co-founder without conversion.

The Company respectfully advises the Staff that it has revised the disclosure on pages 39, 40, and 171 to address the Staff’s comment.

Notes to Consolidated Financial Statements

Note 12. Net Loss Per Share, page F-30

4.	Please revise to disclose the total number of co-founder grants outstanding that could potentially dilute basic EPS in the future. Refer to ASC 260-10-50-1(c).

The Company respectfully advises the Staff that it has revised the disclosure on page F-30 to address the Staff’s comment.

Note 14. Income Taxes

Impact of The Tax Cuts and Jobs Act, page F-34

5.	We note that your analysis of the impact of the Tax Cuts and Jobs Act is ongoing and the accounting impacts are provisional. Please revise to provide the qualitative disclosures of the income tax effects of the Act for which the accounting is incomplete, the specific items reported as provisional amounts, and the existing current or deferred tax amounts for which the income tax effects of the Act have not been completed. Refer to Question 2 of SAB Topic 5EE.

The Company respectfully advises the Staff that it has revised the disclosure on pages 74, F-34 and F-35 to address the Staff’s comment.

*****

Securities and Exchange Commission

March 12, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 849-3223 or TJeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Andrew W. Houston, Dropbox, Inc.
Ajay V. Vashee, Dropbox, Inc.
Bart E. Volkmer, Dropbox, Inc.
Mary Anne Becking, Dropbox, Inc.
Cara M. Angelmar, Dropbox, Inc.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Kevin P. Kennedy, Simpson Thacher & Bartlett LLP